Exhibit 99.7

CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Management’s Discussion & Analysis of New Pacific Metals Corp. (the “Company”) for the period ended June 30, 2026 of references to the undersigned as a qualified person and the undersigned's name with respect to the disclosure of technical and scientific information contained therein.

The undersigned further consents to the inclusion or incorporation by reference of all references to the undersigned in the Company’s Registration Statement on Form F-10 (No. 333-290324). This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Alex Zhang
Alex Zhang, P.Geo.
September 3, 2026